Exhibit 12.1

Rexnord Corporation and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($’s in Millions)

The following table presents the ratio of earnings to fixed charges for us and our consolidated subsidiaries for each of the periods indicated. We compute the ratio of earnings to fixed charges by dividing earnings by fixed charges. For purposes of this computation, fixed charges consist of interest expense, amortization of debt discount and financing costs and the estimated interest portion of rental expense. We estimate the interest portion of rental expense to be approximately 33%. Earnings are defined as consolidated income from continuing operations before income taxes, plus fixed charges less pretax noncontrolling interests in consolidated subsidiaries with no fixed charges. Neither we nor any of our consolidated subsidiaries had any preferred shares outstanding for any of the periods reflected in this table.

	Six months ended September 30,		Fiscal year ended March 31,
	2016	2015	2016	2015	2014	2013	2012
Earnings available for fixed charges:
Pre-tax income from continuing operations attributable to controlling interests	$42.0	$63.8	$86.0	$108.6	$15.0	$62.7	$37.1
Less: Pre-tax noncontrolling interest loss (income) in consolidated subsidiaries with no fixed charges	—	0.1	0.6	—	0.9	—	—
Fixed charges	49.8	46.5	97.5	94.4	114.8	158.6	180.2

Total earnings available for fixed charges	$91.8	$110.4	$184.1	$203.0	$130.7	$221.3	$217.3

Fixed Charges:
Interest expensed and capitalized (1)	$46.5	$43.5	$91.4	$87.9	$109.1	$153.3	$176.2
Interest (representative of rental expense) (2)	3.3	3.0	6.1	6.5	5.7	5.3	4.0

Total fixed charges	$49.8	$46.5	$97.5	$94.4	$114.8	$158.6	$180.2

Ratio of earnings to fixed charges	1.8	2.4	1.9	2.2	1.1	1.4	1.2

(1)	Fixed charges including amortized premiums, discounts and capitalized expenses related to indebtedness.
(2)	An estimate of the interest within rental expense (total rent expense) 33%.